

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Seoghoon Kang
Chief Executive Officer and Chairman
Korea Development Bank
320 Park Avenue
32nd Floor
New York, NY 10022

Re: Korea Development Bank

Dear Mr. Kang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-B

Financial Statements and the Auditors, page 33

1.   We note the fourth and fifth paragraphs concerning K-IFRS 1109, *Financial Instruments and* K-IFRS 1116, *Leases.* The last sentences of each paragraph appear to reference financial statements for years ended December 31, 2020 and 2019 included in the prospectus that is part of the current registration statement. Please update those references or advise why they do not include the year ended December, 31, 2021.

Further Information, page 247

2.   Please consider providing your Internet address, if available. See Securities Act Rule 493.

Part II, Information Not Included in the Prospectus
Exhibits
Exhibit M-1 , page II-3

3.   We note the legality opinion in Exhibit 99.(M)(1) covers the debt securities and guarantees but does not expressly cover the legality of the warrants. Please revise your exhibit to opine on the legality of the warrants as well. See Division of Corporation Finance Staff Legal Bulletin No. 19.

General

4.   To the extent possible, please update all statistics and information in the registration statement to provide the most recent data. For example, we note that certain data provided in your tables and disclosures are preliminary or based on preliminary data.

5.   To the extent material, discuss the impact of the July 13 rise in interest rates on your disclosures, including on disclosures involving floating interest rates.

6.   Please provide updated disclosure of any material impact of Russia's invasion of Ukraine on Korea's economy, energy supply, or foreign relations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Katherine Hsu, Special Counsel, at 202-551-5243 or Michael Coco, Office Chief, at 202-551-3253 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of International Corporate
                                        Finance